iCurie, Inc.
1395 Brickell Avenue, Suite 800
Miami, Florida 33131
January 24, 2006
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attn:	Julie Sherman Division of Corporation Finance

Re:	Comments on iCurie, Inc.’s Form 8-K dated July 8, 2005 (the “Form 8-K”) File No. 333-64840 and Form 10-QSB for the period ended September 30, 2005 (the “Form 10-QSB”)
Dear Ms. Sherman:
Please find below our responses to the Staff’s comments to the 8-K and 10-QSB contained in a letter from the Staff dated December 19, 2005 (the “Comment Letter”). Capitalized terms used but not defined herein shall have the meanings given to them in the 8-K, 10-QSB, or the Comment Letter, as the case may be. The following numbered paragraphs reference the corresponding comments contained in the Comment Letter.
Form 8-K dated July 8, 2005
1 and 2.      In July 2005, iCurie Lab Holding Limited (“iCurie UK”) entered into a Share Exchange Agreement with Cedar Mountain Distributors, Inc. (“Cedar Mountain”), a public shell in a transaction accounted for as a reverse merger of iCurie UK into Cedar Mountain.
Prior to the July 2005 reverse merger transaction, in 2004, iCurie UK acquired 80.2% of iCurie Lab, Inc. (“iCurie Korea”). Subsequently, on September 1, 2005, the remaining 19.8% of iCurie Korea was also acquired by iCurie UK, as reported in a Company 8-K filing. At the time of the initial iCurie UK and iCurie Korea transaction, iCurie UK was a newly formed holding company and iCurie Korea was an entity in the business of manufacturing and marketing of micro cooling systems. Additionally, the majority shareholder of iCurie UK was also the major shareholder of iCurie Korea. This transaction was recorded as a recapitalization of two entities under common control whereby the assets and liabilities of iCurie Korea were carried over at their historical cost basis and no goodwill was recognized.
The Form 8-K was filed in connection with the Share Exchange Agreement between Cedar Mountain and iCurie UK and the Series A Offering. The Form 8-K contained two years of financial information of the acquired entity (iCurie UK). The 2004 financial information

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presented the consolidated financial statements for iCurie UK and iCurie Korea. The 2003 financial statements included only the operations of iCurie Korea, as iCurie UK was not formed until 2004. Hence, the Form 8-K included audited financial statements covering two complete years of operations of iCurie UK and iCurie Korea. At the time of the Form 8-K filing, the 2004 audit opinion of PKF for the consolidated financial statements of iCurie UK contained a division of responsibility, since PKF had not audited the 2004 financial statements of iCurie Korea. The 2004 and 2003 financial statements of iCurie Korea were presented on a standalone basis as audited by ShinHan Accounting Corporation.
To ensure that the Form 8-K contained an audit report for all periods presented, the Company included the 2004 audit opinion of PKF (which did not take responsibility for the iCurie Korea accounts) and the 2004 and 2003 audit opinion of ShinHan Accounting Corporation (a Korean accounting firm registered with the PCAOB). The 2004 iCurie Korea financial statements and accompanying audit opinion were only included in the Form 8-K filing because the 2004 PKF audit opinion on the consolidated iCurie UK financial statements did not take responsibility for the 2004 iCurie Korea accounts.
Subsequent to the Form 8-K filing, the Company issued audited consolidated financial statements of iCurie UK in the Company’s Registration Statement on Form SB-2 filed with the SEC on October 6, 2005 (the “Form SB-2”), with an audit opinion issued by PKF on June 24, 2005. Between the time of the Form 8-K filing in July 2005 and the Form SB-2 filing in October 2005, PKF had performed audit work on the 2004 accounts of iCurie Korea and, accordingly, their audit opinion on the 2004 consolidated iCurie UK accounts included in the Form SB-2 filing in October 2005 did not contain a division of responsibility.
The Company intends to amend its Form 8-K to remove the 2004 standalone financial statements for iCurie Korea and present the consolidated financial statements for 2004 audited by PKF. The standalone financial statements for iCurie Korea for 2003, as audited by ShinHan Accounting Corporation, will also be presented.
In response to Comment Letter comment 1, the Company plans to refile the 2003 financial statements of iCurie Korea with an audit opinion that includes a going concern paragraph. The 2004 standalone financial statements of iCurie Korea will not be included in the Form 8-K amendment as the 2004 iCurie Korea accounts are included as part of the consolidated iCurie UK financial statements and will be covered by the PKF audit opinion.
In response to Comment Letter comment 2, the transaction in question between iCurie UK and iCurie Korea eliminates in the iCurie UK consolidation, and therefore has no effect on the iCurie UK 2004 consolidated financial statements. Since the standalone iCurie Korea accounts for 2004 are no longer necessary (as they are now covered by the PKF opinion on the iCurie UK 2004 consolidated accounts), we do not believe it is necessary to address the accounting questions raised in comment 2, as the accounting for the transaction in question related only to

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the iCurie Korea 2004 standalone financial statements and eliminates in its entirety in the iCurie UK consolidation.
3.      As part of the Series A Offering, the Company entered into the Registration Rights Agreement, which covers the common stock into which the Series A Preferred Stock of the Company (the “Series A Preferred Stock”) is convertible into, as well as the common stock issued to certain parties in connection with the Share Exchange and common stock issuable upon the exercise of warrants. The Registration Rights Agreement provides a penalty for each non-registration event, as described in our earlier responses and SEC filings. The Company has reviewed EITF 05-04 and has taken the position under View C, whereby the Series A Preferred Stock and the Registration Rights Agreement are separate freestanding agreements under paragraph 2 of EITF 00-19. The Series A Preferred Stock qualifies for classification of equity under EITF 00-19 and also meets the scope exception in paragraph 11(a) of SFAS 133. The penalties under the Registration Rights agreement can be settled in cash or shares at the option of the Company and has been accounted for as a liability under SFAS 150.
Comment Letter comment 3 states that “[u]nder View C, you would account for the registration rights agreement under SFAS 133.” Paragraph 25 of EITF 05-04 describes the accounting for View C payable in cash and states “the separate registration rights agreement should be accounted for as a derivative instrument with the scope of SFAS 133.” However, the Company has adopted the accounting treatment for registration rights payable in shares under Paragraph 7 of EITF 00-19.
Section 1.1(b) of the Registration Rights Agreement states that “[t]he Company, in its sole discretion, shall pay the Non-Registration Event Penalty Payment in cash or in shares of its Series A Preferred Stock (valued at the original Purchase Price of $0.88 per share)...” As stated in Paragraph 7 of EITF 00-19, “if the contract provides the company with a choice of net-cash settlement or settlement in shares, the Model assumes settlement in shares.” EITF 05-04 Paragraph 30-35 discusses registration rights penalties payable in shares. Paragraph 35 states, “The penalty provision, which is an obligation to issue a variable number of shares, would be accounted for as a liability, in accordance with paragraph 12(b) of SFAS 150.”
Paragraph 12(b) of SFAS 150 states “a financial instrument that embodies an unconditional obligation, that the issuer may settle by issuing a variable number of its equity shares shall be classified as a liability if, at inception, the monetary value of the obligation is based solely on variations in something other than the fair value or the issuer’s equity shares.” Since the obligation is based on a percentage of the capital raised, the Company has accounted for the registration rights as a liability in accordance with paragraph 12(b) of SFAS 150.
In terms of calculating the amount of the registration rights liability, the Company shall pay a fixed amount of $184,758 in cash or 209,952 Series A Preferred Shares (convertible to common stock at a ratio of 1:1) for each penalty period. The only item that is not fixed in determining this liability is the number of penalty periods which will be determined once the Registration Statement has been declared effective. In the Company’s quarterly report on Form 10-QSB for the quarter ended September 30, 2005, the Company provided for a $369,516 liability in connection with the penalty under the Registration Rights Agreement. In accordance with paragraph 24 of SFAS 150, such liability will be measured at the end of each reporting at its estimated fair value.

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Form 10-QSB for the period ended September 30, 2005
4.      SFAS 7 Paragraph 29 states “The broad guidelines set forth in paragraph 8-9 for identifying a development stage enterprise are designed to include enterprises in diverse areas of economic activity. The point at which an enterprise ceases to be in the development stage must be evaluated in each case.” The Company has reviewed the activities described in paragraph 9 that a “[d]evelopment stage enterprise will typically be devoting most of its efforts to...,” and has determined that the Company no longer is in the developmental stage. During 2005, the Company has produced and delivered samples to several customers. Furthermore, the Company opened its manufacturing facility in Seoul, Korea in October. The Company’s main focus is the commercialization of its product which has a long sales cycle, since the customers need to incorporate the component into their own product. This is consistent with the disclosure made in Note 1 of the 10-QSB that “[t]he Company is currently manufacturing and marketing its products for sale based on its intellectual property.” Subsequent to the quarter close, the Company received a commercial order which was delivered in October 2005.
5.      The share exchange between the shareholders of iCurie UK, a private company, with Cedar Mountain, a non-operating public shell with nominal assets, was accounted for as an equity transaction. The stock retained by the shareholders of Cedar Mountain has been adjusted to reflect the financing transaction with the proceeds equal to the net asset value of Cedar Mountain immediately prior to the acquisition and the equity of iCurie has been adjusted to reflect a recapitalization whereby the prior retained earnings of Cedar Mountain were eliminated. This resulted in an adjustment to retained earnings of ($289,103) and an adjustment to common stock and additional paid in capital of $323,947 to arrive at the net asset value of Cedar Mountain of $34,844. This amount has been reflected in the statement of stockholder’s equity as an issuance of stock to the stockholders’ of iCurie. No goodwill or other intangible asset has been recorded in connection with the share exchange. The historical financial statements of Cedar Mountain (which has since changed its name to iCurie, Inc) has become the historical financial statements of iCurie UK.
6.      The following outlines all significant terms of the Series A Preferred Stock, which terms are set forth in their entirety in the Amended and Restated Articles of Incorporation of iCurie, Inc. filed with the SEC as Exhibit 3(i).1 to the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2005.
Dividends: The holders of Series A Preferred Stock are entitled to receive cumulative, compounding dividends at a rate of eight percent (8%) per annum as, when and if declared by the Board of Directors of the Company. The dividends may be paid in cash or shares of Series A Preferred Stock (valued at original issue price) at the sole discretion of the Company. Holders of Series A Preferred Stock also receive on an as-converted basis any distributions paid on the common stock. No dividends may be paid on common stock unless all unpaid cumulative dividends on the Series A Preferred Stock are paid.

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Conversion: Holders of Series A Preferred Stock have the right to convert at any time to common stock at a ratio of 1:1, subject to certain customary adjustments. A mandatory conversion shall occur upon the following conversion events: (a) holders of a majority of outstanding Series A Preferred Stock consent to a conversion; (b) the Company issues equity securities subsequent to July 11, 2005 totaling $50 million, the common stock is registered and the common stock is traded on an exchange or OTC market at a price greater than $0.88; or (c) the common stock is registered and is traded on an exchange or OTC market at a price greater than three times $0.88 (or $2.64) for twenty consecutive trading days at an average daily dollar volume of $250,000.
Right of First Refusal: Subject to certain exceptions, in the event the Company proposes to offer or sell any new securities, the Company shall first make an offering of such new securities to each holder of Series A Preferred Stock.
Liquidation: In the event of any sale, bankruptcy or dissolution of the Company, holders of the Series A Preferred Stock are entitled to receive in preference to the holders of the common stock a per share amount equal to the original purchase price of $0.88 plus any accrued unpaid dividends.
Voting: The Series A Preferred Stock votes together with the common stock and not as a separate class except as specifically provided by its terms or as otherwise required by law. Each share of Series A Preferred Stock has a number of votes equal to the number of shares of common stock then issuable upon conversion of such share of Series A Preferred Stock. So long as 50% or more of the Series A Preferred Stock remains outstanding, the holders of the Series A Preferred Stock are entitled to elect two directors of the Company, and so long as 25% or more of the Series A Preferred Stock remain outstanding, the holders of the Series A Preferred Stock are entitled to elect one director of the Company. The directors elected by the Series A Preferred Stock and the holders of the Series A Preferred Stock each have approval rights over specified corporate actions.
There are no additional terms, with the exception of the Registration Rights agreement discussed in response 3, contained within the Preferred Stock Purchase Agreement. The Preferred Stock Purchase Agreement was filed with the SEC on October 6, 20005 as Exhibit 2.3 to the Form SB-2. Paragraph 1.1(b) states “The Series A Preferred shall have the powers, designations, preferences, rights, qualifications, limitations and restrictions contained in the Amended and Restated Articles of Incorporation of the Company. In connection with the transactions contemplated hereby, the holders of the Series A Preferred Stock, together with the Company and certain additional security holders of the Company, shall be required to enter into a Registration Rights Agreement.”

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7.      The issuance of the Series A Preferred Stock has been accounted for as an equity transaction under the guidance of APB 14, ASR 268, EITF Topic D-98, EITF 98-5, and EITF 00-27.
The Company assessed the classification of the Series A Preferred Stock under SFAS 150 and determined that it was not required to classify it as a liability as it did not fall within the three classes of freestanding financial instruments that embody obligations for the issuer as described in paragraphs 8-11 and identified below:
“Mandatorily Redeemable Financial Instruments”
The Series A Preferred issuance does not contain any redemption rights.
“Obligations to Repurchase the Issuer’s Equity Shares by Transferring Agents”
The Series A Preferred issuance does not contain any such obligations.
“Certain Obligations to Issue a Variable Number of Shares”
The Series A Preferred converts to common stock at a ratio of 1:1 (subject to certain customary adjustments) so there is no variable number of shares to be issued.
The Company assessed the embedded conversion feature of the Series A Preferred Stock under Paragraph 12 of SFAS 133 to determine if the conversion feature should be bifurcated from the host instrument and accounted for as a derivative. Criteria (a) in Paragraph 12 states “the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.” The conversion feature (conversion of preferred shares to common at a ratio of 1:1) is closely related to the equity host instrument.
Paragraph 60 of Appendix A provides further guidance on the criterion, it states, “If the host contract encompasses a residual interest in an entity, then its economic characteristics and risks should be considered that on an equity instrument and an embedded derivative would need to possess principally equity characteristics (related to the same entity) to be considered clearly and closely related to the host contract.” Since the Series A Preferred Stock represents a residual interest in the Company, and the conversion feature is an equity instrument, the economic characteristics and risks are closely related and criterion (a) under paragraph 12 is not met. Since the conversion feature does not meet all of the three criteria under paragraph 12 of SFAS 133, the conversion feature would not be bifurcated from the host.
The Company has determined that the Series A Preferred Stock is an equity host. Paragraph 61(l) of SFAS 133 states “A typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred

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stock is more akin to an equity instrument.” The preferred stock has no redemption features. The preferred stock has a mandatory conversion to common stock upon certain events, has cumulative dividends that can be paid in shares, and has voting rights.
The Company has accounted for Preferred Series A, warrants, and conversion feature under APB 14. Paragraph 15 of APB 14 states: “There is general agreement among accountants that the proceeds from the sale of debt with stock purchase warrants should be allocated to the two elements for accounting purposes. This agreement results from the separability of the debt and the warrants. The availability of objective values in many instances is also a factor. There is agreement that the allocation should be based on the relative fair values of the debt security without the warrants and of the warrants themselves at time of issuance. The portion of the proceeds so allocated to the warrants should be accounted for as paid-in capital. The remainder of the proceeds should be allocated to the debt security portion of the transaction. This usually results in issuing the debt security at a discount.” The non-registration event under the registration rights agreement, executed in conjunction with the preferred stock, has been accounted for as a liability as discussed in point 3. The conversion feature of Series A shares into common stock is at a ratio of 1:1. As noted in point 6, the attributes of the preferred stock are similar to the common stock, in addition, the preferred stock has liquidating preferences and dividends. Accordingly, the conversion feature of the preferred stock does not represent a beneficial conversion feature. Therefore, 100% of the proceeds have been allocated to the Series A Preferred Shares in the stockholders equity section of the balance sheet.
The Company reviewed ASR 268 and EITF Topic D-98 for classification of the instrument. Both of these discuss the classification for Redeemable Preferred Stock. Paragraph 4 of EITF D-98 states “Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity.” Since the Series A Preferred Shares have no redemption rights, the Company has accounted for the issuance in permanent equity.
8.      The following paragraphs summarize the terms of the warrants that have been issued by the Company and the related accounting treatment and valuation. All warrants provide for certain customary adjustments to the number of shares subject to the warrants and the purchase price thereof.
Warrants to purchase approximately 6.7 million shares of common stock at exercise prices of $0.88, $1.10 and $1.32 were issued to stockholders and certain additional parties in connection with the Series A Offering. The warrant agreements do not provide the holder with any registration rights or liquidated damages (although the common stock issuable pursuant to the warrants are covered under the Registration Rights Agreement). The settlement terms of the warrants require physical cash settlement; provided, however, that in the case of the warrants having exercise prices of $1.10 and $1.32 (which account for warrants to purchase approximately 5.5 million shares of common stock), if the Form SB-2 has not been declared effective within one year of the warrant issue date, the settlement can be made as a net share

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settlement. The Company has calculated the fair value of the warrants to be approximately $44,000 using the Black-Scholes model and has determined the amount to be immaterial. Accordingly, no allocation of the Series A Preferred Stock has been allocated to these warrants.
Warrants to purchase approximately 1.1 million shares of common stock for $1.09 were issued to an officer/employee for cancellation of previously issued options. The warrant agreement does not provide the holder with any registration rights or liquidated damages. The settlement terms of the warrants provide for physical cash settlement or net share settlement. The fair market value of the common stock on the date of issuance of the warrants was less that $1.09 strike price and, accordingly, no value was assigned to these warrants.
Warrants to purchase approximately 680,000 shares of common stock for $0.88 and 1.36 million shares of preferred stock for $0.88 were issued to the Placement Agent as part of the offering fee. The warrant agreements do not provide the holder with any registration rights or liquidated damages (although the common stock issuable pursuant to the warrants are covered under the Registration Rights Agreement). The settlement terms of the warrants provide for physical cash settlement or net share settlement. These warrants were issued above the fair market value of the common stock and preferred stock and the accounting all resides within additional paid in capital in the stockholders equity section of the balance sheet.
If there are any questions in connection with the responses contained herein, please do not hesitate to contact me at (305) 529-6290.
Sincerely,
/s/ Michael Karpheden
Michael Karpheden
CFO
iCurie, Inc.
cc:      Jay Webb